OSISKO REPORTS FIRST QUARTER 2020 RESULTS

Montréal, May 12, 2020 - Osisko Gold Royalties Ltd (the "Company" or "Osisko") (OR: TSX & NYSE) today announced its consolidated financial results for the first quarter of 2020.

Highlights

  Cash flows from operating activities of $23.8 million (Q1 2019 - $24.8 million); $27.9 million before changes in non-cash working capital items (Q1 2019 - $22.6 million), an increase of 23%;

  Revenues from royalties and streams of $37.8 million (Q1 2019 - $33.5 million), an increase of 13%;

  Earned 18,159 gold equivalent ounces1 ("GEOs") (Q1 2019 - 19,753 GEOs);

  Cash on hand of $158.3 million and up to $400.0 million further available under the credit facility as at March 31, 2020, excluding the $85.0 million equity financing completed on April 1, 2020;

  Closed a non-brokered private placement of $85.0 million with Investissement Québec on April 1, 2020;

  Drew down US$50.0 million on our revolving credit facility as a cautionary measure given the current uncertainty to ensure adequate financial capacity during our asset shutdowns;

  Incurred a non-cash impairment charge on the Renard diamond stream of $26.3 million ($19.3 million, net of income taxes);

  Net loss of $13.3 million, $0.09 per basic share (Q1 2019 - net loss of $26.5 million, $0.17 per basic share), as a result of the non-cash impairment charge;

  Adjusted earnings2 of $7.5 million or $0.05 per basic share (Q1 2019 - $5.8 million, $0.04 per basic share);

  Cash operating margin3 of 91% from royalty and stream interests, generating $34.5 million in operating cash flow, in addition to a cash operating margin of $0.8 million from offtake interests;

  Withdrew the 2020 production guidance as a result of the uncertainties related to the COVID-19 pandemic impact;

  Mining activities were affected by the COVID-19 pandemic, including our cornerstone asset, the Canadian Malartic mine, which was placed on care and maintenance from March 25 to April 15;

  Acquired for cancellation 429,722 common shares for $3.9 million (average acquisition cost of $9.15 per share);

  Declared a quarterly dividend of $0.05 per common share paid on April 15, 2020 to shareholders of record as of the close of business on March 31, 2020; and

  Improved the silver stream on the Gibraltar mine by investing $8.5 million to reduce the transfer price from US$2.75 per ounce of silver to nil in April 2020.

Recent Performance

Sean Roosen, Chair and Chief Executive Officer, commented on the activities of the first quarter of 2020: "We are living through an unprecedented period and we continue to strongly support the initiatives and efforts of the mine operators to put the health and safety of their workforce and communities first.  Even though our business has been impacted by the measures taken to contain the spread of COVID-19, the revenue deferral is manageable given our efficient business model. We further believe that our opportunity set will grow in the coming quarters, and we are well positioned to deploy capital toward royalty and streaming transactions and create value for our stakeholders."

Impairment of Assets

In March 2020, the selling price of diamonds decreased significantly as a result of the impact of the COVID-19 pandemic on the diamond market. On March 24, 2020, activities at the Renard diamond mine were suspended following the announcement of the Government of Québec to shutdown all non essential services, and on April 14, 2020, despite the announcement by the Government of Québec to include mining activities as an essential service, the operator of the Renard diamond mine announced the extension of the care and maintenance period of its operations due to depressed diamond market conditions as well as major structural impediments to sell finished products. These were considered indicators of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at March 31, 2020. The Company recorded an impairment charge of $26.3 million ($19.3 million, net of income taxes) on the Renard diamond stream.

Outlook

On March 23, 2020, given the uncertainties with respect to future developments related to the COVID-19 pandemic, including the duration, severity and scope of the outbreak, the actions taken to contain or treat the COVID-19 outbreak, and impacts on mining operations, Osisko announced the withdrawal of its 2020 production guidance and expects to provide new guidance once operations in the mining industry stabilize. The Company will continue to monitor the situation closely and expects its results for the second quarter of 2020 to be affected by the impacts of the COVID-19 pandemic on several mining activities on which it holds a royalty, stream or other interest.

Q1 2020 Results Conference Call

Osisko will host a conference call on Wednesday, May 13, 2020 at 10:00 am EDT to review and discuss its first quarter 2020 results.

Those interested in participating in the conference call should dial in at 1-(833) 979-2701 (North American toll free) or 1-(236) 714-2175 (international). An automated voice system will ask you to record your name and to enter the conference identification number 1793021.

The conference call replay will be available from 1:00 pm EDT on May 13, 2020 until 11:59 pm EDT on May 20, 2020 with the following dial in numbers: 1-(800) 585-8367 (North American toll free) or 1-(416) 621-4642, access code 1793021. The replay will also be available on our website at www.osiskogr.com.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns the Cariboo gold project in Canada as well as a portfolio of publicly held resource companies, including a 15.8% interest in Osisko Mining Inc., 17.9% interest in Osisko Metals Incorporated and an 18.3% interest in Falco Resources Ltd.

Osisko's head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Sandeep Singh

President

Tel. (514) 940-0670

ssingh@osiskogr.com

Notes:

(1) GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period.

Average Metal Prices and Exchange Rate

	Three months ended March 31,
	2020	2019

Gold(i)	$1,583	$1,304
Silver(ii)	$16.90	$15.57

Exchange rate (US$/Can$)(iii)	1.3449	1.3295

(i) The London Bullion Market Association's pm price in U.S. dollars.

(ii) The London Bullion Market Association's price in U.S. dollars.

(iii) Bank of Canada daily rate.

(2) The Company has included certain non-IFRS measures including "Adjusted Earnings" and "Adjusted Earnings per basic share" to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

"Adjusted earnings" is defined as "Net loss" adjusted for certain items: "Foreign exchange gain (loss)", "Impairment of assets", "Gains (losses) on disposal of exploration and evaluation assets", "Unrealized gain (loss) on investments", "Impairment on financial assets and investments in associates", "Share of loss of associates", "Deferred income tax expense (recovery)" and other unusual items such as transaction costs.

Adjusted earnings per basic share is obtained from the "adjusted earnings" divided by the "Weighted average number of common shares outstanding" for the period.

	Three months ended March 31,
	2020	2019

(in thousands of dollars, except per share amounts)	$	$

Net loss	(13,318)	(26,549)

Adjustments:
Impairment of assets	26,300	38,900
Foreign exchange loss (gain)	(2,101)	1,159
Unrealized loss (gain) on investments	(1,535)	35
Share of loss of associates	1,716	1,762
Deferred income tax recovery	(3,515)	(9,482)

Adjusted earnings	7,547	5,825

Weighted average number of common shares outstanding (000's)	155,374	155,059

Adjusted earnings per basic share	0.05	0.04

(3) Cash operating margin, which represents revenues less cost of sales, is a non-IFRS measure. The Company believes that this non-IFRS generally accepted industry measure provides a realistic indication of operating performance and provides a useful comparison with its peers. The following table reconciles the cash margin to the revenues and cost of sales presented in the consolidated statements of income and related notes:

(In thousands of dollars)	Three months ended March 31,
	2020	2019
	$	$

Revenues	52,605	100 726
Less: Revenues from offtake interests	(14,771)	(67 226)
Revenues from royalty and stream interests	37,834	33 500

Cost of sales	(17,283)	(70 104)
Less: Cost of sales of offtake interests	13,922	66 510
Cost of sales of royalty and stream interests	(3,361)	(3 594)

Revenues from royalty and stream interests	37,834	33 500
Less: Cost of sales of royalty and stream interests	(3,361)	(3 594)
Cash margin from royalty and stream interests	34,473	29 906

	91.1%	89,3%

Revenues from offtake interests	14,771	67 226
Less: Cost of sales of offtake interests	(13,922)	(66 510)
Cash margin from offtake interests	849	716

	5.7%	1,1%

Forward-looking Statements

This news release contains forward-looking information and forward-looking statements (together, "forward-looking statements") within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management's expectations regarding Osisko's growth, results of operations, estimated future revenue, requirements for additional capital, production estimates, production costs and revenue, business prospects and opportunities are forward-looking statements. In addition, statements relating to gold equivalent ounces ("GEOs") are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the GEOs will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "is expected" "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations of such words and phrases), or may be identified by statements to the effect that certain actions, events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, that sufficient funding will be available to fund work at the Cariboo Project, that significant value will be created within the accelerator group of companies and Osisko's ability to seize future opportunities. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results deriving from Osisko's royalties, streams and other interests to differ materially from those in forward-looking statements include, without limitation: the uncertainties related to the COVID-19 impacts, the influence of political or economic factors including fluctuations in the prices of the commodities and in value of the Canadian dollar relative to the U.S. dollar, continued availability of capital and financing and general economic, market or business conditions; regulations and regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; whether or not Osisko is determined to have "passive foreign investment company" ("PFIC") status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatments of offshore streams or other interests, litigation, title, permit or license disputes; risks and hazards associated with the business of exploring, development and mining on the properties in which Osisko holds a royalty, stream or other interest including, but not limited to development, permitting, infrastructure, operating or technical difficulties, unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest, rate, grade and timing of production differences from mineral resource estimates or production forecasts or other uninsured risks; risk related to business opportunities that become available to, or are pursued by Osisko and exercise of third party rights affecting proposed investments. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; Osisko's ongoing income and assets relating to the determination of its PFIC status, no material changes to existing tax treatments; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Osisko cannot assure investors that actual results will be consistent with these forward-looking statements and investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects Osisko's expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Osisko Gold Royalties Ltd Consolidated Balance Sheets (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	March 31,	December 31,
	2020	2019
	$	$
Assets
Current assets
Cash	158,325	108,223
Short-term investments	21,228	20,704
Amounts receivable	8,797	6,330
Other assets	4,444	5,172
	192,794	140,429
Non-current assets
Investments in associates	102,684	103,640
Other investments	61,176	67,886
Royalty, stream and other interests	1,140,113	1,130,512
Mining interests and plant and equipment	358,115	343,693
Exploration and evaluation	43,065	42,949
Goodwill	111,204	111,204
Other assets	7,038	6,940
	2,016,189	1,947,253
Liabilities
Current liabilities
Accounts payable and accrued liabilities	17,498	18,772
Dividends payable	7,879	7,874
Current portion of long-term debt	49,024	-
Provisions and other liabilities	1,303	1,289
	75,704	27,935
Non-current liabilities
Provisions and other liabilities	29,953	29,365
Long-term debt	374,475	349,042
Deferred income taxes	43,711	47,465
	523,843	453,807
Equity
Share capital	1,654,146	1,656,350
Warrants	18,072	18,072
Contributed surplus	37,840	37,642
Equity component of convertible debentures	17,601	17,601
Accumulated other comprehensive income	36,195	13,469
Deficit	(271,508)	(249,688)
	1,492,346	1,493,446
	2,016,189	1,947,253

Osisko Gold Royalties Ltd Consolidated Statements of Loss For the three months ended March 31, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	2020	2019
	$	$
Revenues	52,605	100,726

Cost of sales	(17,283)	(70,104)
Depletion of royalty, stream and other interests	(13,700)	(12,376)
Gross profit	21,622	18,246

Other operating expenses
General and administrative	(6,284)	(5,901)
Business development	(1,138)	(1,738)
Exploration and evaluation	(42)	(33)
Impairment of assets	(26,300)	(38,900)
Operating loss	(12,142)	(28,326)
Interest and dividend income	1,121	1,172
Finance costs	(6,862)	(5,747)
Foreign exchange gain (loss)	2,326	(1,121)
Share of loss of associates	(1,716)	(1,762)
Other gains (losses), net	629	(35)
Loss before income taxes	(16,644)	(35,819)
Income tax recovery	3,326	9,270
Net loss	(13,318)	(26,549)

Net loss per share
Basic and diluted	(0.09)	(0.17)

Osisko Gold Royalties Ltd Consolidated Statements of Cash Flows For the three months ended March 31, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	2020	2019
	$	$

Operating activities
Net loss	(13,318)	(26,549)
Adjustments for:
Share-based compensation	2,683	2,701
Depletion and amortization	14,132	12,660
Impairment of assets	26,300	38,900
Finance costs	2,624	1,683
Share of loss of associates	1,716	1,762
Net (gain) loss on acquisition of investments	(2,845)	175
Change in fair value of financial assets at fair value through profit or loss	1,310	529
Net gain on disposal of investments	-	(669)
Foreign exchange (gain) loss	(2,101)	1,159
Deferred income tax recovery	(3,515)	(9,482)
Other	948	(248)
Net cash flows provided by operating activities before changes in non-cash working capital items	27,934	22,621
Changes in non-cash working capital items	(4,134)	2,129
Net cash flows provided by operating activities	23,800	24,750

Investing activities
Short-term investments	(1,069)	(13,119)
Acquisition of investments	(15,587)	(5,759)
Proceeds on disposal of investments	322	422
Acquisition of royalty and stream interests	(7,500)	(27,969)
Exploration and evaluation expenses, net of tax credits	(116)	186
Mining assets and plant and equipment	(14,854)	-
Other	156	(155)
Net cash flows used in investing activities	(38,648)	(46,394)

Financing activities
Exercise of share options and shares issued under the employee share purchase plan	360	5,683
Increase in long-term debt	71,660	-
Repayment of long-term debt	-	(30,000)
Normal course issuer bid purchase of common shares	(2,956)	(11,901)
Dividends paid	(7,542)	(6,298)
Other	(1,155)	(174)
Net cash flows provided by (used in) financing activities	60,367	(42,690)

Increase (decrease) in cash before effects of exchange rate changes on cash	45,519	(64,334)
Effects of exchange rate changes on cash	4,583	(1,434)
Increase (decrease) in cash	50,102	(65,768)
Cash - beginning of period	108,223	174,265
Cash - end of period	158,325	108,497